

12010621

n.a.
2/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 10 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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8 - 51795

SEC FILE NUMBER

8- ~~8878~~ *51795*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1 2011__ AND ENDING __DECEMBER 31 2011__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DELTA TRUST INVESTMENTS, INC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 CANTRELL ROAD

(No. and Street)

LITTLE ROCK AR   72212

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DIANNE TAYLOR   **501-907-2295**
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERWIN & COMPANY, P.A.

(Name – *if individual, state last, first, middle name*)

6311 RANCH DRIVE, LITTLE ROCK, AR   72223

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___JAMES ALGER_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___DELTA TRUST INVESTMENTS, INC._____ , as

of ___DECEMBER 31_____ , 20_11_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DIANNE G. TAYLOR
PULASKI COUNTY
NOTARY PUBLIC - ARKANSAS
My Commission Expires March 14, 2017
Commission No. 12359393

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



Erwin & Company

A Professional Association

CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Delta Trust Investments, Inc. (a wholly-owned subsidiary of Delta Trust & Bank) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Trust Investments, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 12 through 14 required by Rule 17a-5 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
February 3, 2012

1

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash	$ 39,842	$ 17,588
Deposits with clearing organization (cash of $5,098 and $1,304 and securities with a market value of $1,526,797 and $1,789,163 at December 31, 2011 and 2010, respectively	1,531,895	1,790,467
Receivable from clearing organization	195,184	177,590
Other receivables	2,813	12,462
Furniture and equipment, at cost, less accumulated depreciation of $115,948 and $104,434 at December 31, 2011 and 2010, respectively	34,314	17,003
Deferred income taxes	12,550	14,664
Other assets	34,187	34,534
Total assets	$ 1,850,785	$ 2,064,308
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 108,361	$ 135,829
Income taxes payable to parent	170,404	250,220
Total liabilities	278,765	386,049
Stockholder's equity:		
Common stock; $1 par value; 10,000 shares authorized; 5,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	1,279,774	1,260,066
Retained earnings	287,246	413,193
Total stockholder's equity	1,572,020	1,678,259
Total liabilities and stockholder's equity	$ 1,850,785	$ 2,064,308

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF INCOME

Years ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 2,606,611	$ 2,707,673
Interest	114,297	150,890
	2,720,908	2,858,563
Expenses:		
Employee compensation and benefits	1,634,858	1,615,738
Brokerage and clearance fees	230,982	223,977
Regulatory fees	40,667	36,762
Communications and data processing	9,064	10,388
Equipment costs	14,517	18,193
Promotional costs	53,609	39,353
Professional fees	25,154	12,518
Occupancy	118,822	122,728
Other	140,155	160,263
	2,267,828	2,239,920
Income before income taxes	453,080	618,643
Provision for income taxes	179,027	242,806
Net income	$ 274,053	$ 375,837

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2009	$ 5,000	$ 1,239,883	$ 37,356	$ 1,282,239
Stock option compensation	-	20,183	-	20,183
Net income	-	-	375,837	375,837
Balance - December 31, 2010	5,000	1,260,066	413,193	1,678,259
Stock option compensation	-	13,199	-	13,199
Tax benefit on exercise of stock options		6,509		6,509
Dividends paid			(400,000)	(400,000)
Net income	-	-	274,053	274,053
Balance - December 31, 2011	$ 5,000	$ 1,279,774	$ 287,246	$ 1,572,020

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 274,053	$ 375,837
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	11,514	5,875
Deferred income taxes	2,114	(5,720)
Stock option compensation	13,199	20,183
Changes in operating assets and liabilities:		
Deposits with clearing organization	258,572	(578,071)
Receivable from clearing organization	(17,594)	620
Other receivables	9,649	(9,391)
Other assets	347	1,613
Accounts payable and accrued expenses	(27,468)	22,956
Income taxes payable to parent	(73,307)	170,150
Net cash provided by operating activities	451,079	4,052
Cash flows from investing activities:		
Purchases of furniture and equipment	(28,825)	(10,141)
Net cash used by investing activities	(28,825)	(10,141)
Cash flows from financing activities:		
Dividends paid	(400,000)	-
Net cash used by financing activities	(400,000)	-
Net increase (decrease) in cash and cash equivalents	22,254	(6,089)
Cash and cash equivalents:		
Beginning of year	17,588	23,677
End of year	$ 39,842	$ 17,588
Supplemental cash flow information:		
Income taxes paid to parent	$ 250,220	$ 80,070

DELTA TRUST INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations -

Delta Trust Investments, Inc. (the Company) is a wholly-owned subsidiary of Delta Trust & Bank, which is a wholly-owned subsidiary of Delta Trust & Banking Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns its revenue primarily from the sale of equities, mutual funds and bonds.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Commission revenue and related expenses are recorded on a trade date basis. The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of financial statement presentation -

The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective during the Company's fiscal year ending December 31, 2009. At that time, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all nongovernmental entities, superseding previously existing accounting and reporting standards.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off-balance-sheet risk -

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Statement of changes in subordinated liabilities -

The accompanying financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at December 31, 2011 and 2010 or during the years then ended.

Cash and cash equivalents -

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and demand deposits in commercial banks and brokerage firms. Cash segregated under federal and other regulations are not considered as cash equivalents for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2011 and 2010, no amounts were required to be segregated pursuant to federal and other regulations.

Deposits with clearing organization -

The Company maintains deposits with its clearing broker-dealer that principally consist of money market mutual funds and are carried at cost. Although these funds invest mainly in U.S. government obligations and other high quality fixed income securities, such funds are not federally insured.

Premises and equipment -

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Income taxes -

The Company participates in the filing of consolidated federal and Arkansas income tax returns with its parent companies and other affiliated entities. Each member's tax is computed based on separately determined taxable income. The consolidated returns are no longer subject to federal or Arkansas income tax audits by tax authorities for years prior to 2008.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Stock-based compensation -

The Company has a stock-based employee compensation plan which is more fully described in Note 5. The Company applies the fair value method of recording stock-based compensation for all stock options granted after December 31, 2005 as prescribed by ASC Topic 715. The cost of stock-based awards is recognized over the period during which the employee is required to provide service in exchange for the award. No stock-based compensation cost is reflected in the net income for stock options granted prior to January 1. 2006.

Subsequent events -

The Company has evaluated subsequent events through February 3, 2012, the date these financial statements were available to be issued.

(2) INCOME TAXES:

The provision for income taxes consists of the following:

	2011	2010
Taxes currently payable	$ 176,913	$ 248,526
Deferred income taxes	2,114	(5,720)
Income tax provision	$ 179,027	$ 242,806

The effective tax rate differs from the statutory federal income tax rate primarily due to state income taxes and non-deductible expenses.

The tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred tax assets and liabilities at December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred tax assets:		
Stock-based compensation	$ 37,435	$ 32,380
Deferred tax liabilities:		
Accumulated depreciation	11,795	4,493
Prepaid expenses	13,090	13,223
	24,885	17,716
Net deferred tax asset	$ 12,550	$ 14,664

(3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to a $250,000 minimum net capital requirement. The Company's excess net capital and ratio of aggregate indebtedness to net capital at December 31, 2011 and 2010 is summarized as follows:

	2011	2010
Net capital, as defined	$ 1,457,620	$ 1,563,813
Minimum net capital requirement	250,000	250,000
Excess net capital	$ 1,207,620	$ 1,313,813
Ratio of aggregate indebtedness to net capital	0.19 to 1	0.25 to 1

(4) RELATED PARTY TRANSACTIONS:

The Company has entered into agreements with Delta Trust & Bank (the Bank) whereby the Bank has agreed to provide various services for the Company and the Company has agreed to reimburse the Bank for its costs of those services and for its portion of rent expense for office space. Reimbursements for services for the years ended December 31, 2011 and 2010 totaled approximately $170,000 for both years. Reimbursements for rent for the years ended December 31, 2011 and 2010 totaled approximately $114,000 and $117,000, respectively. The Company also received commission income from the Bank during the years ending December 31, 2011 and 2010 totaling approximately $9,000 and $49,000, respectively. Cash at December 31, 2011 and 2010 includes $39,428 and $17,268, respectively, on deposit at the Bank.

The Company has entered into an agreement with Delta Trust Insurance Agency, Inc. (DTIA) whereby the Company has agreed to provide various services to DTIA at cost. Other receivables at December 31, 2011 and 2010 include $2,813 and $7,843, respectively, due from DTIA. Accounts payable and accrued expenses at December 31, 2011 and 2010 include $1,550 and $1,601, respectively, due to DTIA.

(5) EMPLOYEE BENEFIT PLANS:

The Company participates with the Bank and its affiliates in a 401(k) plan covering substantially all employees. The Company's contributions to the plan are discretionary and are determined annually by the Board of Directors. The Company's matching contributions to the plan for the years ending December 31, 2011 and 2010 totaled $29,760 and $24,576 respectfully.

The Company participates in a non-qualified stock option plan under which shares of Delta Trust & Banking Corporation stock are reserved for grant to selected employees of the Company and its affiliates. Plan participants, upon approval by the Board of Directors, become vested and eligible to purchase Delta Trust & Banking Corporation stock based on the terms of each individual option or warrant agreement. The agreements expire after 10 years and provide for vesting periods ranging from immediate vesting to five-year graded vesting. The purchase price of the stock is equivalent to 100% of the market price (determined by the Board of Directors) at the time of grant. All shares issued in connection with options exercised are in the form of newly issued shares.

The fair value of options granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the assumptions noted in the following table. Expected stock volatility is based on historical volatility of the Delta Trust & Banking Corporation stock price for the same period as the expected term of the options or warrants. The expected term of the options is based on historical employee exercise and termination behavior.

	2011	2010
Expected dividend yield	2.07%	0.60%
Expected stock volatility	3.70%	3.29%
Risk-free rate	1.96%	3.68%
Expected term (in years)	9.00	9.00

(5)   EMPLOYEE BENEFIT PLANS (continued):

A summary of the status of shares under option to Company employees at December 31, 2011 and 2010, and changes during the years then ended is presented below:

| | 2011 | | 2010 | |
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	1,979	$ 269.27	1,918	$ 260.52
Granted	250	320.00	300	290.00
Exercised	-	-	(4)	225.00
Forfeited	(250)	252.00	(235)	225.00
End of year	1,979	$ 277.87	1,979	$ 269.27
Options exercisable, end of year	1,130	$ 266.31	1,115	$ 260.32
Weighted-average fair value of options granted during the year	$24.66		$65.30	

A summary of nonvested shares as of December 31, 2011 and the changes during the year then ended is presented below:

	Number of Shares	Weighted Average Calculated Value
Beginning of year	864	$ 67.32
Granted	250	24.66
Vested	(265)	73.13
End of year	849	$ 54.40

At December 31, 2011, unrecognized compensation cost related to nonvested options totaled $10,506, which is expected to be recognized over a weighted average period of 2.5 years. The total fair value of shares vested during the years ended December 31, 2011 and 2010 was $84,736 and $60,842, respectively.

Compensation cost charged to operations during the years ended December 31, 2011 and 2010 totaled $13,199 and $20,183, respectively. Total income tax benefit recognized in the income statement as a result of stock-based compensation arrangements with employees during the years ended December 31, 2011 and 2010 totaled $5,054 and $7,728, respectively.

(5)   EMPLOYEE BENEFIT PLANS (continued):

During the years ended December 31, 2011 and 2010, Delta Trust & Banking Corporation received $63,000 and $900, respectively, from Company employees upon exercise of options and recognized related tax benefits of $6,509 and $100, respectively. The intrinsic value of options exercised during 2011 and 2010 totaled $17,000 and $260, respectively.

The following table contains a summary of currently outstanding and exercisable options at December 31, 2011:

	Options Outstanding			Options Exercisable		
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$232 - $320	1,979	5.97 years	$277.87	1,130	4.63 years	$266.31

SUPPLEMENTARY INFORMATION

DELTA TRUST INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

December 31, 2011 and 2010

	2011	2010
Net Capital:		
Total stockholder's equity	$ 1,572,020	$ 1,678,259
Less nonallowable assets:		
Furniture and equipment, net	(34,314)	(17,003)
Other receivables	(2,813)	(12,462)
Deferred tax asset	(12,550)	(14,664)
Other assets	(34,187)	(34,534)
Less haircuts on securities	(30,536)	(35,783)
Net capital	1,457,620	1,563,813
Net capital requirement	250,000	250,000
Excess net capital	$ 1,207,620	$ 1,313,813
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 278,765	$ 386,049
Ratio of Aggregate Indebtedness to Net Capital	0.19 to 1	0.25 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in Company's Part II of Form X-17A-5 (unaudited)	$ 1,457,620	$ 1,563,813
Net audit adjustments	-	-
Net capital per above	$ 1,457,620	$ 1,563,813

DELTA TRUST INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

December 31, 2011

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	$ -	
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned	-	
Customers' securities failed to receive	-	
Credit balances in firm accounts which are attributable to principal sales to customers	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-	
Market value of short security count differences over 30 days old	-	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days.	-	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Margin required on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
Excess of total credits over total debits		-
Required Deposit		None

There were no items of credit or debit includable in the above computation pursuant to Exhibit A of Rule 15c3-3.

There were no variances between this computation of the reserve requirement under Exhibit A of Rule 15c3-3 and the Company's computation filed with Part II of Form X-17A-5. Accordingly, no reconciliation is necessary.

DELTA TRUST INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

December 31, 2011 and 2010

	2011	2010
1 Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Company within the time frames specified under Rule 15c3-3	$ -	$ -
A. Number of items	-	-
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -	$ -
A. Number of items	-	-



A Professional Association

CERTIFIED PUBLIC ACCOUNTANTS

<u>Report of Independent Registered Public Accounting Firm</u>
<u>on Internal Control Required by SEC Rule 17a-5(g)(1)</u>

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements and supplementary information of Delta Trust Investments, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

15

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 3, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders and management of Delta Trust Investments, Inc., the SEC, the Financial Industry Regulatory Authority, the Arkansas Securities Department, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
February 3, 2012



Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Delta Trust Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
February 3, 2012

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____Dec 31_____ , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
051795   FINRA   DEC
DELTA TRUST INVESTMENT CO INC    20*20
11700 CANTRELL RD
LITTLE ROCK AR 72223-1712
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____4512.00_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____2,204.54_____)

   _____ Date Paid

   C. Less prior overpayment applied   (_____-_____)

   D. Assessment balance due or (overpayment)   _____2,307.46_____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____-_____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____2,307.46_____

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $_____2,307.46_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Delta Trust Investments Inc
(Name of Corporation, Partnership or other organization)

Dianne Taylor
(Authorized Signature)

Dated the 17 day of January , 20 12 .

Sec/Treas
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

18

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1 , 20 11
and ending Dec 31 , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,720,908

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

   (2) Net loss from principal transactions in securities in trading accounts.   —

   (3) Net loss from principal transactions in commodities in trading accounts.   —

   (4) Interest and dividend expense deducted in determining item 2a.   —

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   —

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

   (7) Net loss from securities in investment accounts.   —

   Total additions   —

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   763,067

   (2) Revenues from commodity transactions.   —

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   153,026

   (4) Reimbursements for postage in connection with proxy solicitation.   —

   (5) Net gain from securities in investment accounts.   —

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

   Enter the greater of line (i) or (ii)   —

   Total deductions   916,093

2d. SIPC Net Operating Revenues $ 1,804,815

2e. General Assessment @ .0025 $ 4512

19

2

(to page 1, line 2.A.)

DELTA TRUST INVESTMENTS, INC.
SEC. FILE NO. 8-51795

Financial Statements and Additional Information
Years ended December 31, 2011 and 2010

Together With Report of
Independent Registered Public Accounting Firm



DELTA TRUST INVESTMENTS, INC.
SEC. FILE NO. 8-51795

Financial Statements and Additional Information
Years ended December 31, 2011 and 2010

Together With Report of
Independent Registered Public Accounting Firm

Fairmount Partners LP
Statement of Financial Condition
December 31, 2011

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CERTIFIED PUBLIC ACCOUNTANTS

Fairmount Partners LP
Statement of Financial Condition
December 31, 2011

Fairmount Partners LP
TABLE OF CONTENTS
December 31, 2011